Form 5  ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP
        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
        Washington, DC 20549

OMB Number: 3235-0362  Expires: January 31, 2005


  Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
  Form 3 Holdings Reported
X Form 4 Transactions Reported


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940OMB APPROVAL

1.Name and Address of Reporting Person*
McBaine,  J. Patterson  , 50 Osgood Place, San Francisco, CA 94133
2.Issuer Name and Ticker or Trading Symbol
Kushner Locke (KLOCE)
3.I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4.Statement for Month/Year 1/02
5.If Amendment, Date of Original (Month/Year)
6.Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director__X_10% Owner ___Officer(give title below)___Other(specify below) 7.Individual or Joint/Group Reporting (check applicable line)
_X__Form Filed by One Reporting Person
___Form Filed by More than One Reporting Person
Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security(Instr. 3)
2. Trans-action Date (Month/ Day/ Year)
3. Trans-action Code(Instr. 8)
4. Securities Acquired (A) or Disposed of (D) -Amount, A or D, Price
5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year
6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)
7. Nature of Indirect Beneficial Ownership (Instr. 4)

  1.    2.         3.    4.    4.    4.       5.       6.       7
Title	Date	  Code Amount A/D  Price    Owned   Ownership Nature
-----------------------------------------------------------------------------
Common	12/27/2001  s	2000  D	   0.0250  2,654,500   D
Common	12/27/2001  s	2000  D	   0.0250  2,654,500   D
Common	11/9/2001   s    500  D    0.0400  2,654,500   I    By LP and IAA*
Common	11/9/2001   s    500  D    0.0400  2,654,500   I    By LP and IAA*
Common	11/9/2001   s	1500  D    0.0400  2,654,500   I    By LP and IAA*
Common	11/9/2001   s	3500  D    0.0400  2,654,500   I    By LP and IAA*
Common	11/9/2001   s	1000  D    0.0400  2,654,500   I    By LP and IAA*
Common	11/9/2001   s	2000  D    0.0400  2,654,500   I    By LP and IAA*
Common	11/9/2001   s	1000  D    0.0400  2,654,500   I    By LP and IAA*
Common	11/12/2001  s	6500  D    0.0400  2,654,500   I    By LP and IAA*
Common	11/16/2001  s	2800  D    0.0375  2,654,500   I    By LP and IAA*
Common	11/16/2001  s	2200  D    0.0375  2,654,500   I    By LP and IAA*
Common	11/16/2001  s	2000  D    0.0375  2,654,500   I    By LP and IAA*
Common	11/16/2001  s	5000  D    0.0375  2,654,500   I    By LP and IAA*
Common	11/16/2001  s	3500  D    0.0375  2,654,500   I    By LP and IAA*
Common	11/16/2001  s	6500  D    0.0375  2,654,500   I    By LP and IAA*
Common	11/16/2001  s	3000  D    0.0375  2,654,500   I    By LP and IAA*
Common	12/31/2001  s	4500  D    0.0250  2,654,500   I    By LP and IAA*
Common	12/31/2001  s	5000  D    0.0250  2,654,500   I    By LP and IAA*


*By LP and IAA= By Limited Partnerships and Investment Advisory Accounts



Table II-Derivative Securities Acquired, Disposed of, or Beneficially
      Owned    (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security   (Instr. 3)
2.Conver- sion or Exercise Price of Derivative Security
3.Trans- action Date (Month/ Day/ Year)
4.Trans- action Code (Instr. 8)
5.Number of Derivative Securities Acquired (A) or Disposed of (D)
           (Instr. 3, 4 and 5)
6.Date Exercisable and Expiration Date (Month/Day/Year)
7.Title and Amount of Underlying Securities (Instr. 3 and 4)
8.Price of Derivative Security  (Instr. 5)
9.Number of Derivative Securities Beneficially Owned at End of Year
            (Instr. 4)
10.Ownership of Derivative Security: Direct (D) or Indirect (I)
           (Instr. 4)
11.Nature of Indirect Beneficial Ownership
       (Instr. 4)




Explanation of Responses:





____________________________________
**Signature of Reporting Person

____________________________________
Date



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


http://www.sec.gov/divisions/corpfin/forms/form5.htm
Last update: 02/11/2002